April 15, 2016
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-04-16

Quaterra Announces New President and Chief Operating Officer

VANCOUVER, B.C. —Quaterra Resources Inc. (“Quaterra” or “the Company”) today announced that Gerald Prosalendis, a current consultant of the Company, has been named President and Chief Operating Officer, effective immediately. To accommodate this appointment, Thomas Patton has resigned as President while retaining the positions of Chairman and Chief Executive Officer.

Mr. Prosalendis has been involved in decision making at a senior level for 30 years across a variety of industries, and for the last two decades has focused on the mining exploration and development business.

“Gerald has experience in a wide range of activities involving exploration and mine development,” says Patton. “He has been successful more than once in being part of a team that has created tremendous corporate value.”

“I am excited and honored to take on this role,” says Prosalendis. “I look forward to working with Tom and the company team to create value through exploration at Yerington. I am keenly aware of the difficult challenges that face our industry at this time, but believe that current market conditions may also present opportunities.”

Mr. Prosalendis has been an officer or director of a number of publicly traded mining exploration and development companies. He was the Vice President Corporate Development of Western Silver Corporation and was involved in the successful sale of that company in 2006 to Glamis Gold Ltd. for $1.6 billion. He was also Vice President Corporate Development of Dia Met Minerals, a member of the team that developed the Ekati diamond mine and was involved in the sale of Dia Met to BHP Billiton for $687 million in 2001. He has worked with company executives to develop and implement strategic plans; identify opportunities for growth including property acquisitions, M&A activity, joint ventures and partnerships; facilitate corporate financings; and, build companies’ profiles in the investment community. Mr. Prosalendis is currently enrolled in a Master’s degree in environmental management at Royal Roads University, and has a Bachelor’s degree from the University of Cape Town.

The Company also announced that it has granted 3,025,000 incentive stock options to 22 directors, officers, employees and consultants pursuant to the Company’s stock option plan. The options are exercisable at a price of $0.065 per share for a period of five years and are subject to the policies of the TSX Venture Exchange.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQX: QTRRF) is a copper exploration and development company with the primary objective to advance its U.S. subsidiary’s copper projects in the Yerington District, Nevada.

On behalf of the Board of Directors,

Thomas Patton, Chairman and Chief Executive Officer
Quaterra Resources Inc.

For more information please contact:

Thomas Patton, Chairman and CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis. President and COO
Quaterra Resources Inc.
604-641-2780

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.